Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AWOL Outdoors, Inc.
7640 Washington Avenue South
Eden Prairie, MN 55344
www.camp365.com

Up to $2,500,000.20 in Non-Voting Common Stock at $0.90
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AWOL Outdoors, Inc.
Address: 7640 Washington Avenue South, Eden Prairie, MN 55344
State of Incorporation: WI
Date Incorporated: July 15, 2009

Terms:

Equity

Offering Minimum: $9,999.90 | 11,111 shares of Non-Voting Common Stock
Offering Maximum: $2,500,000.20 | 2,777,778 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.90
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$500 | Backyard Camping

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.**

$1,000 | Weekend Getaway

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free

Camp365 + a reservation discount of $500 on a New Model Camp365.**

$2,500 | Road Trip

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.**

$5,000 | Cross Country Trip

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.**

$10,000 | Camper Life

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.**

<u>Audience-Based:</u>

5% bonus shares for previous investors

**All perks occur when the offering is completed*

***Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 08/1/2023. The discount is paid after the purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer. The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.*

<u>The 10% StartEngine Owners' Bonus</u>

AWOL Outdoors, Inc. (dba "Camp365") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Nonvoting Common Stock at $0.90 / share, you will receive 110 shares of Nonvoting Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Audience-Based bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AWOL Outdoors, Inc. (dba "Camp365" or the "Company") is a C-Corporation organized under the laws of the state of Wisconsin.

Like a lot of companies, Camp365 started with a simple drawing. Company founder Kevin McGregor's uncle approached him with a sketch of a foldable, aerodynamic camper that could go just about anywhere and still comfortably house a family of six. That drawing was used to build a model featuring a toy UTV and a G.I. Joe. McGregor then assembled a team of engineering nerds and outdoor enthusiasts that transformed that model into a full-sized, hand-made prototype, built in a neighbor's garage. After years of field testing and design updates, the team successfully introduced Camp365 to the RV market in 2018.

Camp365 is a new, ultra-lightweight camper with proprietary advancements so innovative it was recently awarded Top RV Debut 2020 by RV Business Magazine. It has also been awarded fifteen US and International patents with several more pending. Camp365 is manufactured in three facilities in Iowa & Minnesota with the third building in Albia, Iowa which was completed in the fall of 2021.

What makes Camp365 so unique? Everything! It's so light and compact it can be towed by virtually any vehicle including most cars, crossovers, electric vehicles even UTVs. The Camp365 compact, aerodynamic design reduces drag and loss of fuel efficiency, eliminating the need for a large gas-guzzling tow vehicle. Patented lift assist and level systems allow set up anywhere in minutes by anyone, air gap insulation offers year-round use, even in colder climates, and is so roomy 700 cubic feet it comfortably sleeps four adults or a family of six.

Amenities include folding beds, solar power, circulated heating, hot water shower, air conditioning, cooktop stove, refrigerator, marine toilet, and toy carriers.

Camp365 also features a patented, adjustable wheelbase that goes from 72 inches wide to just 48 inches in seconds, so you can take Camp365 into remote areas that other campers simply can't get to.

Storage? Easy! Our innovative fold-up design makes Camp365 so compact it fits into one-third of a standard garage stall and most storage sheds.

Camp365 was founded on the core principle that being outdoors is both healthy and fun, and is dedicated to delivering products that make camping easy and comfortable. We know camping needs can change with the season and life. Camp365 is committed to making sure The Cabin That Goes Everywhere allows more people to see the America that other Americans miss, and enjoy a lifetime of travel and camping, any day of the year.

Competitors and Industry

The RV industry surged in 2020 as more people have adopted active outdoor lifestyles in response to the COVID-19 pandemic. More than 11.2 million US households now own an RV or towable camper, and over 14% (more than 61 million) go camping annually. Millennials now account for 38 percent of active camper households and this segment is growing. An incredible 9.6 million households intend to buy an RV within the next 5 years.

According to the RV Industry Association (RVIA), 2020 RV industry wholesale shipments totaled 424,380 units in the US alone, even after being shut down for over two months. 2021 the RV industry shipped over 600,000 units a record.

The RV industry is younger and more diverse than ever. Further, RV dealers reported that 55% of recent RV buyers were first-time RV buyers, substantially growing the consumer base for RVs. 22% of RV owners are under 35 years old.

As recreational vehicles and campers provide a reliable and private way to travel, it is considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Of all campers sold, 87% are towable with that market segment projected to grow 17% in 2021.

The camper industry is dominated by several large manufacturers, including Thor Industries, Winnebago and Forest River (Berkshire Hathaway). According to recent market research, also completed by the Robert W. Baird & Co., much consolidation is taking place in the camper industry. As a result, most camper manufacturers utilize little innovation or creativity.

The market is filled with larger campers that require prospective buyers to own a large, dedicated tow vehicle with a powerful V-8 or even diesel engine that delivers very low fuel efficiency and is expensive to operate. The basic designs of smaller teardrop and pop-up campers have changed very little over the past 50 years...things like space, weight, size, and headroom are still major issues.

Camp365 produces campers within the towable, ultra-light foldable travel trailer segment of the market. A foldable camper expands for camping and collapses into a lightweight trailer for transportation and storage. The retail cost of towable campers ranges from $15,000 to $50,000. Foldable campers are attractive to the largest segment of the RV market due to their smaller size and weight, lower cost, and ease of use.

Challenges with typical popup campers include lack of security & privacy, laborious set-up and take-down work, and limited insulation & temperature control. Competitors within the ultralight camper segment include the Sylvan SportGo, Opus Lite Camper, and Livin" Lite Quicksilver 8.

Non-popup ultralight towable campers include Happier Camper HC1, Polydrop Travel Trailer, Hiker Trailer, Airstream Basecamp, and Taxa Outdoors Cricket. The most significant competitive factors among towable campers include cost, amenities, size and weight, set-up and take-down time, and off-road capabilities.

Current Stage and Roadmap

Over the last 18 months, Camp365 has continued to make progress in commercializing our innovative camper and establishing an outdoor recreation business. Our efforts to date have focused on camper design and feature enhancement, developing multiple camper models, raising growth capital, and lean manufacturing production ramp-up to meet initial customer demand.

<u>Active in Market</u>

Camp365 has been in production and actively filling a limited number of customer orders since 2018. With future product demand expected to outpace current production capacity, we broke ground on a third manufacturing facility in late 2020 financed by an SBA-backed loan. We moved into our assembly facility in the fall of 2021, this 20,000 square foot manufacturing plant and customer showroom in Albia, Iowa will more than double our production capacity. This new lean manufacturing facility is strategically located next to a key materials supplier. We expect this new facility will result in increased production to help us meet the expected demand for Camp365 campers. Camp365 also bought its first facility it rented in Iowa, and it's now a dedicated fabrication facility for welding, cutting, and machining.

We increased our model offerings from 1 to 4 models (Base, Base-X, Mountain, and North) and launched in 2022. The newly redesigned next-gen Camp365 reduced part count, simplified the design, and increased the customer experience.

<u>Expanding Sales Channel</u>

Direct to Consumer sales rose 9X from 2020-2021, as we adopted the Tesla model of distribution as more families choose to have their Camp365 delivered to their house or picked up at our plant We have agreements in place with two dealers who collectively have 2 locations in the US . We intend to expand this network in 2022 with a focus on l coverage for the East & West Coast United States and Canada. Direct to Consumer sales will continue to develop via eCommerce and Digital Marketplaces to provide omnichannel purchase options.

<u>Focused Marketing</u>

Marketing will continue to be primarily focused on social media and other platforms capable of delivering content to our target audience. Our sales prospect list currently has more than 1,440 sales qualified leads. These leads are based on inquiries from persons located throughout North America and beyond. Our digital marketing generates 10 - 20 sales qualified leads per day. Our marketing efforts are focused on customer conversion elements to demonstrate product differentiation and lifestyle content.

Goverment Orders

We continue to develop our OPS365 model, which is a special medical unit for emergency response and disaster relief targeted for federal and municipal markets. A modular demo model is complete. We successfully registered in sam.gov and the federal supply schedule. Our team is happy to announce our first government order in the summer of 2022.

Organizational Development

We recently hired a new production team leader and procurement manager and trained additional manufacturing team members and will add more production staff as the new Albia, Iowa plant continues to ramp up. At a management level, we have a Production Team Leader overseeing the company's planned manufacturing ramp-up, to over 50 units per month, and supply chain operations. Camp365 brought on a part-time contract CFO who has a track record of focused financial management for high-growth companies. We have also expanded our advisory board to include a business strategy director with experience in omnichannel market development, including direct-to-consumer models.

The Team

Officers and Directors

Name: Kevin McGregor

Kevin McGregor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  Dates of Service: July 07, 2009 - Present
  Responsibilities: Leadership, Vision, Business Development, Sales and Distribution. Kevin's annual salary compensation is $150,000. In December 2018 the Company granted a warrant to purchase 486,842 voting common shares having an exercise price of $0.38 per share. In January 2020, the Company granted a warrant to purchase 70,000 shares of voting common stock having an exercise price of $0.40 per share. In February 2021 the Company granted a warrant to purchase 400,000 voting common shares having an exercise price of $0.40 per share.

- **Position:** Director

Dates of Service: July 07, 2009 - Present
Responsibilities: General Oversight and Corporate Governance

Name: Cedar Vandergon

Cedar Vandergon's current primary role is with Hypertherm, Inc.. Cedar Vandergon currently services Less than 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 15, 2010 - Present
  Responsibilities: Set strategic direction of the company, manage executive performance and compensation, support capital raises efforts, monitor financial planning and financial reports, evaluate the performance of the company to the mission. Cedar currently does not take a salary compensation and received 300,000 stock options; 150,000 vested on issuance for his past Board service, 75,000 shares vest after one year and the other 75,000 will vest after 2 years.

Other business experience in the past three years:

- **Employer:** Hypertherm, Inc.
  Title: Engineering Manager
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Set strategic direction for the waterjet business unit within Hypertherm, maintain a 3-5 year product and technology roadmap, manage 4M annual department budget, all R&D staff, new product development staff, technicians, and lab activities. Participate in the business steering team setting the strategic direction for the future of the business. Participate and drive enterprise-level engineering initiatives such as enterprise portfolio management and stage-gate process adoption. Key contributor to acquisition integration forming strategy and structure of a target operating model.

Name: Mary K. Flaherty

Mary K. Flaherty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Day to day financial reporting, reconciling bank accounts, accounts payable, accounts receivable and bi-weekly payroll. In February 2021 the Company issued 45,000 non-voting shares in payment for $18,000 in services at a price equal to $0.40 per share.

Name: Ron Leander

Ron Leander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Fractional Chief Financial Officer
  Dates of Service: October 20, 2020 - Present
  Responsibilities: Provide financial direction and controls within the company. Ron currently receives salary compensation of $10,000 per month for this role. He works 20 hours a week with the company.

Other business experience in the past three years:

- **Employer:** Leander Limited
  Title: CEO
  Dates of Service: June 01, 1981 - Present
  Responsibilities: Founder and managing partner

Name: Doug Ramler

Doug Ramler's current primary role is with Saul Ewing Arnstein & Lehr, LLP. Doug Ramler currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: May 01, 2015 - Present
  Responsibilities: The Secretary's responsibilities consist of providing notice of meetings, attending and maintaining records of meetings of shareholders and directors, as well as keeping the stock and equity ownership ledger and related equity records. Doug works approximately four hours per month for the Company at a rate of approximately $600 per hour.

Other business experience in the past three years:

- **Employer:** Saul Ewing Arnstein & Lehr, LLP
  Title: Partner
  Dates of Service: February 01, 2019 - Present
  Responsibilities: Doug serves as outside general counsel to high-growth emerging companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Investment in shares of the Company's Nonvoting Common Stock involves a high degree of risk and should be regarded as speculative. As a result, you should only consider purchasing shares of the Company's Nonvoting Common Stock if you can reasonably afford to lose your entire investment. You should carefully consider, in addition to the other information contained or referenced in these materials, the risk factors relating to our business and this crowdfunding offering before purchasing shares of the Company's Nonvoting Common Stock. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known or currently considered immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected. Prospective Investors should be fully aware of the following risk factors and are urged to discuss with management the nature and extent of the risks inherent in our business and markets.

Our business projections are only projections
The information presented in the offering and information used in determining our pre-money valuation includes financial projections. These projections were produced by the Company’s management and are subject to a high degree of uncertainty. They are based upon estimates of future events and circumstances which may or may not ultimately prove to be true or accurate. In addition, the estimates and assumptions underlying these projections are subject to significant economic and competitive uncertainties and contingencies, many or all of which are beyond our control. All of the assumptions upon which the projections are based, and which would be material, are not presented. We do not make, and are unable to make, any representation or warranty as to the accuracy of any of these assumptions or projections. The projections have not been prepared by or reviewed by independent auditors or accountants. These projections were not prepared with a view toward public distribution or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. No independent review has been performed to determine the reasonableness or achievability of the projections. There can be no assurance that we will meet our expectations or financial projections. Investors should not rely, and acknowledge that they are not relying, on the Company's financial projections when deciding to make an investment.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company using financial metrics generated by the Company's informal research and applying those metrics to the Company's financial projections. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
The Company's Nonvoting Common Stock is not publicly traded, and no public market will develop for the Company's Nonvoting Common Stock because of this crowdfunding campaign. We have not registered or qualified the Company's Nonvoting Common Stock under federal or state securities laws. The Shares are not freely transferable. If you buy any shares of the Company's Nonvoting Common Stock, you may not resell them unless such sale is registered or qualified under federal and state securities laws, or unless exemptions from federal and state registration and qualification are available. We have no obligation to register or qualify the Nonvoting Common Stock under either federal or state law and have no intention to do so. As a result, you must bear the economic risk of investing in the Company's Nonvoting Common Stock for an indefinite period. We believe it unlikely that any public market for the the Company's Nonvoting Common Stock will ever develop.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is raising up to $2,500,000.20 by selling shares of the Company's Nonvoting Common Stock in this crowdfunding offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds" and may be required to scale back or shut down operations.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. We have already borrowed significant amounts through several lenders. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take

some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then we will pursue additional sources of debt. If we are unable to obtain the capital needed for operations, we may be required to scale back or cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. The lack of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to raise capital in the future by issuing debt, common stock, preferred stock or other securities, which may reduce the value of your investment in the Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our management team has significant discretion in the use and application of the proceeds of this crowdfunding offering. The use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the potential results of our operations and will not have been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections or statements, and such variances may be material. Any projected results cannot be guaranteed. In purchasing Shares, investors must not rely on the projections in making an investment decision.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
We expect that sales of our folding camping trailer will account for substantially all of our revenues. Issues with the trailer, or decreased or lower than expected sales, would have a material adverse effect on our business. The risks associated with focusing on a single product are substantial. If consumers do not accept our product, we may not be financially or operationally capable of introducing alternative solutions, products or services within a short timeframe. Dependence on a single product, and in one market segment, increases business risks, since a general decline in the market for folding camping trailers, or camping trailers overall, would have an adverse effect on our business and results of operations.

Developing new products and technologies entails significant risks and uncertainties
We have sold over 100 campers and we continue efforts to enhance our camper by adding features and reducing costs. Delays or cost overruns in the development or manufacture of our campers or failure of the campers to meet our performance expectations may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to designs. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares of the Company's Nonvoting Common Stock that an investor is buying have no voting rights attached to them. This means that you will have no rights in electing the Company's directors or dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As a holder of nonvoting shares you will have certain financial rights. In the event of a liquidation of our company, you and the holders of voting common stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying shares of the Company's Nonvoting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company has limited cash, or access to cash, available to fund inventory purchases, produce campers and compensate employees, contractors and vendors. Without additional cash from the sale of Shares in this Offering, sale of campers or from other sources, we will not be able to continue to operate our business, purchase inventory or produce campers. If we are unable to generate cash through the sale of securities, sale of campers or through other sources, we will not be able to continue producing our campers or paying our personnel. Without additional cash resources we

may be required to cease operations until we are able to generate additional cash or permanently cease operations if we are unable to obtain financing.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that our campers will be able to gain traction in the marketplace. It is possible that our campers will fail to gain market acceptance for any number of reasons which may include price, function and quality. If our campers fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the the Company and the value of your investment.

We face significant market competition
The market for recreational vehicles generally, and campers specifically, is highly competitive. Competition is based upon a number of factors, including performance, innovation, technology, styling, brand loyalty, reliability, durability, price, design, value, quality, distribution, and service. We have numerous existing and potential competitors. Many of these companies have more experience operating in the recreation vehicle industry and have financial and marketing resources that are substantially greater than ours. Many of our competitors are much larger than us and also participate in the motor home market, which may provide them additional purchasing power. We may face further competition in the future from companies that do not currently offer products competitive to ours. There can be no assurance that existing or new competitors will not develop products that are superior to our folding camping trailer or achieve better consumer acceptance, thereby adversely affecting market share, sales volume and profit margins. In addition, our products compete with other recreation products for the discretionary spending of consumers. These competitive pressures could have a material adverse effect on our operating results.

We are competing against other recreational activities
Although we believe that we are a unique company that caters to a select market, we do compete against other providers of recreational vehicles and activities. Our business growth depends on the customer interest in camping over other outdoor or recreational activities.

We are an early stage company and have not yet generated any profits
We formally organized as a Wisconsin corporation on July 14, 2009. We have generated very limited revenues to-date. We sold our first 4 campers in June 2018 revenue $90,763 . In total we have generated revenues of $1,472,853 through December 31, 2020. We have incurred losses since inception. Such losses have resulted from costs incurred in organizing the Company, research and development of our products, intellectual property protection, new manufacturing facility, market research, capital equipment, marketing, raising capital, negative net margins, and general business activities. We intend to use the net proceeds of this crowdfunding offering for inventory, labor, sales and marketing and working capital. We anticipate incurring operating losses for the near future. We may never realize significant revenues from our business operations or achieve profitability.

We are an early stage company and have limited revenue and operating history
We are a development-stage company with a very limited history of operations. Our business is subject to all of the risks associated with a new enterprise. You should consider the likelihood of our success in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early-stage business with very limited capital and other resources that is attempting to successfully introduce a new product and operate in a competitive environment. Because we have a very limited operating history, we cannot provide you with information about our past operations on which to base an investment decision.

We have existing patents that we might not be able to protect properly
Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brand and our products, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our success is dependent, in part, upon the services of Kevin McGregor, our Chief Executive Officer, and future members of our management team. The loss of the services of any of these executive officers or another member of our management team, or any of our key employees, would have a material adverse effect on our business. We have not obtained “key person” life insurance on the life of any of our officers or managers. Our executive officers have limited experience starting and operating a business. This lack of experience could result in additional challenges to our Company. We can give no assurance that our executive officers will be able to successfully develop and operate the Company. In addition, our success depends on our ability to identify, hire, train, retain, and motivate highly skilled technical, managerial, sales, and marketing personnel. In general, competition for qualified personnel is intense, and we may not be able to successfully attract or retain a sufficient number of qualified personnel. Our inability to hire and retain qualified employees could impair our ability to commercialize our products and, as a result, could have a material adverse effect on our business and revenue.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our business is subject to laws and regulations relating to safety, environmental, and other regulations promulgated by the federal government and individual states, as well as foreign governments and international regulatory authorities. The failure to comply with present or future regulations could prevent us from selling our products or result in fines or potential civil or criminal liability. We believe that our folding camping trailer has been and is complying, in all material respects, with such laws and regulations. However, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. The implementation of new regulations could significantly increase the cost of our products. We are unable to predict the ultimate impact of adopted or proposed regulations on our business and operating results.

We rely on third parties to provide services essential to the success of our business

We depend on timely and sufficient delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to cease supplying components to us, decrease production, require prepayment for components, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce products and ultimately, on the results of operations. In the event that we need to obtain substitute supply arrangements for raw materials or components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms. We also depend upon third party dealers to sell our campers. We do not have significant internal sales and marketing resources and rely on dealers to interact with potential customers and sell our campers. We currently have three dealers and intend to increase the number of dealers we engage. If our dealers are not able to sell a significant number of our campers, or if we are unable to enter into agreements with and maintain relationships with additional dealers, we may be unable to sell our anticipated number of campers and our business would be harmed.

The availability of financing to our dealers and customers will have a significant impact on our business.

The availability and terms of financing used by dealers to purchase our products will have a significant impact on our product sales. Generally, recreational vehicle dealers finance their purchases of inventory with financing provided by lending institutions. A decrease in the availability of this type of wholesale financing, more restrictive lending practices, or an increase in the cost of such wholesale financing can prevent dealers from carrying adequate levels of inventory, which limits product offerings and could lead to reduced demand. In the event that certain financial flooring institutions limit or discontinue dealer financing, we could experience a material adverse effect on our results of operations. The availability and terms of financing used by retail purchasers will also significantly affect our product sales. Customers purchasing a camping trailer may elect to finance their purchase through the dealership or a financial institution of their choice. Substantial increases in interest rates and decreases in the general availability of credit can have an adverse impact upon our business and results of operations. Further, a decrease in availability of consumer credit resulting from unfavorable economic conditions, or an increase in the cost of consumer credit, may cause consumers to reduce discretionary spending, which could, in turn, reduce demand for our products and negatively affect our sales and profitability.

The Company has a large amount of debt and debt payment obligations.
The Company has funded its operations in part by obtaining loans from several credit unions and banks. The total amount of debt owed to these lenders is more than $3.3 million. Much of this debt is secured by all of the Company's assets. Because the Company is generating only limited revenues from operations and is not operating profitably at this time, there is no assurance that the Company will be able to make periodic debt service payments or to the pay of the loans when they become due. In the event of a sale or liquidation of the Company, holders of secured and unsecured debt will be repaid prior to any distribution to purchasers of the Shares and other shares of common stock.

Uncertainty of Sales and Distribution
We intend to sell our campers through independent dealers located throughout the United States. We have had preliminary discussions with a number of dealers but have not yet entered into any agreement with a dealer. We can give no assurance that we will be able to enter into agreements with a number of dealers that will be required to sell the campers we produce. If we are unable to enter into agreements with dealers, we may be required to sell our campers directly to consumers. This could limit our product sales and adversely affect our operations.

Product defects or errors could harm our business
While we maintain general liability and product liability insurance, defects or errors in the function of our products could damage our reputation through negative publicity, make it difficult to attract new, and retain existing customers, and cause customers to seek damages. We may incur additional costs to correct errors or defects. We cannot assure you that our insurance coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims. A successful product-liability claim or series of claims brought against us in excess of our insurance coverage, if any, would have a material adverse effect on our business and could cause us to cease operations. In addition, the loss of reputation could have a negative effect on our ability to make future sales. Any significant failure of our products would have a material adverse effect on us.

Significant warranty claims or repair or replacement expenses could harm our operations

We intend to provide a limited warranty on retail sales for a period of up to 12 months for our folding camping trailer; provided, however, that certain components of the folding camper trailer may be subject to a longer manufacturer's warranty. Although we employ quality control procedures, sometimes a product may be distributed that contains a defect and requires repair or replacement. We cannot assure you that we will detect all such defects prior to distribution of our products. Our standard warranties require us, through our dealers, to repair or replace defective products during such warranty periods at no cost to the consumer. The repair and replacement costs and potential harm to our reputation we could incur in connection with a recall could have a material adverse impact on our business.

Market acceptance of our products is uncertain.
We believe that our products have great potential in the marketplace, and that our proprietary technology differentiates our products from other camper and recreational vehicle products. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on individuals seeking out and utilizing our products as an alternative to other camper products or as a novel means to enjoy outdoor spaces that are difficult to reach. To the extent that these individuals do not become aware of our products, believe that the price of our products is too high, or do not have a positive experience with our products, we will likely fail in achieving our expectations, and would have to change our business model. The failure of these individuals to accept our products, or the inability of our products to satisfy user expectations, would have a material adverse effect on our business, and could cause us to cease operations.

Termination or interruption of supply arrangements could harm our business.
We depend on timely delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to decrease production, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce campers and ultimately, on the results of operations. In addition, our inability to make timely payments to our suppliers for components could limit or cease the delivery of such components. In the event that we need to obtain substitute supply arrangements for components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms.

If we are unable to reduce the cost of producing our camper we might never achieve positive net margins.
The cost of producing our camper currently exceeds the price that customers will pay for our camper. This means that we lose money on each camper sold. Although we believe that this is typical for early-stage manufacturing companies, we believe that we must continue to reduce the cost of producing our campers to the point at which each camper sold generates a profitable sale. Although we are undertaking efforts to reduce our production costs, such as establishing an additional manufacturing facility

and modifying the design of our campers, we can provide no assurance that we will be able to reduce our production costs or that such reductions will be sufficient to generate positive net margins on the sale of our products.

We may not be able to protect our intellectual property and may be subject to infringement claims

Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

International expansion of our business creates additional risk.

We are pursuing opportunities to sell our product in Canada and other international markets. Regulatory and compliance challenges, lack of demand for our product, or competitive pressures requiring us to lower our prices for our product in these markets, would adversely affect our business in these markets and our results of operations. We can give you no assurance that we will be successful in selling and delivering our products in foreign markets. Additionally, conducting business outside of the U.S. is subject to various risks, many of which are beyond our control, including: changes in tariffs, trade restrictions, trade agreements, and taxation; difficulties in managing or overseeing foreign operations and agents; foreign currency fluctuations and limitations on the repatriation of funds because of foreign exchange controls; different liability standards; and intellectual property laws of countries which do not protect our rights in our intellectual property to the same extent as the laws of the U.S. The occurrence or consequences of any of these factors may have an adverse impact on our operating results and financial condition, as well as affect our ability to operate in international markets.

Defects or errors in our products could harm our business.

Defects or errors in our campers could damage our reputation, reduce customer purchases of our products or cause harm to customers. Such defects could give rise to product liability claims that might not be covered by our product liability insurance and could result in significant warranty or repair costs.

StartEngine conducted an investigation into the Bad Actor Check results for AWOL Outdoors, Inc., Kevin McGregor (CEO) and Douglas Ramler (Secretary).

StartEngine conducted an investigation into red flag results from the above BACs and subsequently cleared the findings. There are currently no open investigations into Camp365 or any of its Directors & Officers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin McGregor	14,939,503	Voting Common Stock	50.6%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,777,778 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 35,000,000 with a total of 29,011,582 outstanding.

Voting Rights

The holders of shares of the Company's Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

The total number of shares of Voting Common Stock outstanding is 29,011,582 and is calculated on a fully diluted basis, and includes warrants and options to purchase 2,387,582 shares of Voting Common Stock. This includes 419,000 shares issuable upon exercise of outstanding stock options issued under our 2017 Stock Option and Compensation Plan, 840,000 shares issuable upon exercise of outstanding non-plan stock options and 1,128,582 shares issuable upon exercise of outstanding warrants. The total does not include 581,000 voting shares reserved for issuance under the 2017 Plan which have not been issued.

Holders of Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

Non-Voting Common Stock

The amount of security authorized is 15,000,000 with a total of 5,170,547 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares of Non-Voting Common Stock outstanding is 5,170,547 and is calculated on a fully diluted basis, and includes warrants and options to purchase 1,506,275 shares of Non-Voting Common Stock. This includes 372,575 shares issuable upon exercise of outstanding stock options issued pursuant to the 2017 Stock Option and Compensation Plan and 1,133,700 shares issuable upon exercise of outstanding warrants. The total does not include 377,405 shares reserved for issuance under the 2017 Plan which have not been issued.

The shares of Non-Voting Common Stock have rights in all respects equal to the rights of Voting Common Stock, except that holders of Non-Voting Common Stock will not be entitled to any voting rights regarding matters presented to the shareholders for a vote. Holders of Non-Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

What it means to be a minority holder

As a minority holder of Nonvoting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller percentage of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to

offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $115,000.00
  Number of Securities Sold: 287,500
  Use of proceeds: Working capital
  Date: February 25, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $147,042.00
  Number of Securities Sold: 596,080
  Use of proceeds: Proceeds used to fund the general operations.
  Date: December 15, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Non-voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,261,856.23
  Number of Securities Sold: 2,077,139
  Use of proceeds: Working Capital, Raw Material and Inventory, Sales and Marketing
  Date: June 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Sales have increased from 2020 to 2021. We purchased our prior manufacturing facility, and we built a new 20,000 square foot manufacturing facility and moved in the fall of 2021 . This includes vertical integration through capital equipment. We have continued to build our manufacturing team including a new production team leader as well as a purchasing manager. We have added a lean manufacturing system, known as Kanban. Camp365, like a lot of other manufacturers, has been dealing with supply chain issues forcing us to vertically integrate faster than desired. There have been significant supply chain issues that have prohibited us from reaching a break-even point than originally expected.

Revenue- Specifically, revenue increased from $744,593 in 2020 to $879,322 in 2021. The company experienced an 18% growth rate in 2021, which was substantially less than what we predicted. The short fall on our revenue growth was substantially impacted by supply chain issues like all other manufacturers.

Cost of Revenue- Our margins declined in 2021 due to our inability to acquire reasonably priced materials from our suppliers. This was principally due to the supply chain issues being experienced by our key vendors. Our approach to this problem moving forward is to vertically integrate our manufacturing processes. We are well underway of implementing these supply chain opportunities in 2022. The impact of vertical integration will allow us to manufacture our camper units at a much lower cost and we will be in complete control of fabricating our parts when we need them. These changes will put us in a position to have the parts well ahead of the demand. We have completed a yearlong research and development effort with significant design modifications reducing the cost of the bill of materials and a new Camp365 models Camp365 Base & Camp365 Base X .

Cost of Good Sold / Gross Margin- Cost of sales in 2021 was $1,673,000, an increase of approximately $656,000, from costs of $1,017,000 in fiscal year 2020. The increase was largely due to supplier issues and ramping up our labor force , in preparation for an expected ramp up in sales. We also incurred more then a 20% increase in material cost in 2021. The supply chain issues experienced and the constant delays and late deliveries of parts did not allow us to expand as expected in 2021. We had oringinaly expected to move into our new 20k sq. ft. production facility in April 2021. We moved into the new faciltiy in the middle of September 2021. Gross margin in 2020 was (37%) compared to (90%) in 2021.

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Camp365. Expenses in 2021 increased $627,000 from 2020. The increase was due to increased compensation and benefits costs in preparation for our future production ramp up. In additon the Company spent $184,000 in 2021 in fundraising efforts .

Historical results and cash flows:

In 2018 the company had $88,000 in sales, since moving to Iowa the company has generated $2,126,414 in sales through 2021 while dealing with a global pandemic and supply chain issues.

The company has continued to explore its sales model. The majority of the sales in 2021 were in a direct sales model to consumers. The RV industry continues to have extremely long delivery cycles. Consumer demand for RV units is greatly outpacing the supply of available campers.

We bought our existing building in 2021 which is currently our fabrication facility. We moved into our new manufacturing facility in September of 2021. The addition of the new building will give us substantially more manufacturing capacity to meet demand.The company was able to acquire $2,372,000 in funding from a local credit union working with the SBA for our two buildings & capital equipment.

We believe that future financial model is expected to be dramitically different then what the company has historically experienced in the past. There are two areas that will have significant changes . The first area is achievement break even and the establishment of ongoing profitability. The second area is we are launching our 2nd fund raising effort for $2.5 million through start engine . We expect to achieve that goal in six months. The combination of these two changes will have a dynamic impact on the companies cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We will utilize cash in the bank $142,000, we plan to receive an additional $118,000 on or around September 2022, from loan proceeds from close out of our SBA 504 Loan We have payments from customers for campers sold arriving on a weekly basis. We are in the process of applying for an SBA loan of $2,000,000. New funding in 2022 will be comprised of raising $2,500,000 through Start Engine $2,000,000 or more through customer deposits, additional sales revenue through increased production, and $1,500,000 through a SBA 7A loan.

Cash on hand as of today:$142000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have raised $1,267,000, through StartEngine to date and we intend to raise up to an additional $2,500,000 in 2022. We have sales deposits and customer payments coming in weekly. We are also in pursuit of an additional SBA 7A loan that will inject another $1,500,000 of working capital into the company. These infusions will allow us to be adequately capitalized for the next 2 years.

As stated above, the Start Engine capital raise will continue to expand as we have a following and name recognition. We have now raised $1,266,000 in our first capital raise. Our second capital raise will be for 2,500,000 in 2022-2023. Recently completing an audit of our 2021 financial statements we now have an ability to raise up to $5,000,000 through Start Engine.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect to generate approximately $3,100,000 in cash flow through various sources sales, deposits, loans and start engine within the next 6 months. We view the funds raised through this campaign to be vital to the overall capitalization of the company.

The second phase of fund raising through Start Engine is a key component of our 2022-2023 capital raise, as stated above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is estimated that the Company will be able to operate for another 6 months without additional funding and indefinitely with a successful equity raise in conjunction with additional debt financing.

The company's current burn rate is approximately $150,000 per month with includes all labor costs, operating overhead and debt service. The company expects this amount to grow gradually over the next six months as we continue to add key personal.

Acquireing the funds referenced above will sustain the growth of the company for several years.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that raising $2,500,000 through this campaign will allow us to operate, grow and scale operations for several years. The addition of the $190,000 loan that we will receive next few week also gives us more capital to fund future operations. The SBA 7A loan $1,500,000 we are persueing combined with a sucessful start engine raise, sales and production ramp up will allow us to greatly enhance our growth curve.

The company's current burn rate is approximately $150,000 per month with includes all labor costs, operating overhead and debt service. The company expects this amount to grow gradually over the next six months as we continue to add key personal.

The collection of funds mentioned above will sustain the growth of the company for several years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As described above, we have been approved $118,000 loan that we will receive in next few weeks. The SBA 504 close out will greatly reduce our operating expenses on our 2,357,000 Building and capital equipment loan in approximately one month h.

The additional capital raised, as mentioned above, will sustain us for a significant period. We expect 2022 to be a year of significant sales growth by the company as we progress towards our goal to exceed $50,000,000 in revenue during the next 3 calendar years. Our new vertical integration, reduction in product costs, and growth should allow us to self-fund beyond what we accomplish in 2022. We think it is entirely feasible to be fully funded for the future by the end of 2022- Early 2023.

Indebtedness

- **Creditor:** Metropolitan Services Credit Union
  Amount Owed: $26,392.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2022

- **Creditor:** Community 1st Credit Union SBA Line of Credit 8
  Amount Owed: $219,968.00
  Interest Rate: 7.5%
  Maturity Date: June 27, 2021
  Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the

WSJ Prime rate plus 1.00%, initially 5.25%.

- **Creditor:** Community 1st Credit Union SBA Export Line of Credit 9
  Amount Owed: $500,000.00
  Interest Rate: 7.5%
  Maturity Date: November 05, 2021
  Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

- **Creditor:** COOP 2
  Amount Owed: $150,000.00
  Interest Rate: 5.25%
  Maturity Date: January 01, 2023
  Interest only

- **Creditor:** Regional Economic Development Authority (REDI)
  Amount Owed: $69,121.00
  Interest Rate: 5.25%
  Maturity Date: April 15, 2024

- **Creditor:** COOP 3
  Amount Owed: $116,369.00
  Interest Rate: 5.25%
  Maturity Date: January 01, 2029

- **Creditor:** Iowa Economic Development Authority
  Amount Owed: $474,998.00
  Interest Rate: 0.0%
  Maturity Date: May 01, 2024
  This loan is forgivable up to $250,000 based on building a building and hiring a certain amount of new staff members. The new building is under construction and we will begin producing campers in this building in April 2021. We fully expect to achieve the new hires quote within the next two years.

- **Creditor:** Kevin McGregor, ET AL
  Amount Owed: $318,000.00
  Interest Rate: 6.0%

- **Creditor:** Accounts Payable
  Amount Owed: $633,084.00
  Interest Rate: 0.0%
  $197,156 due to Vendors $436,527 due to professional services

- **Creditor:** Customer Deposits
  Amount Owed: $1,391,000.00

Interest Rate: 0.0%

- **Creditor:** Community 1st Credit Union real estate loan converting to 504 B SBA
  Amount Owed: $995,221.00
  Interest Rate: 7.5%
  Maturity Date: January 30, 2041
  This loan is being converted to a long term SBA 504 at a lower interest rate

- **Creditor:** Community 1st Credit Union Capital Equipment loan
  Amount Owed: $719,968.00
  Interest Rate: 7.5%
  This loan is being converted to a long term SBA 504 at lower interest rate

- **Creditor:** Financing costs, net
  Amount Owed: $-59,398.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Regional Economic Development Authority (REDI)
  Amount Owed: $217,104.14
  Interest Rate: 5.25%
  Maturity Date: February 01, 2022

- **Creditor:** Commercial line of credit #4 with a maximum borrowing of $350,000datedOctober2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA.
  Amount Owed: $350,000.00
  Interest Rate: 6.5%
  Maturity Date: August 10, 2021
  Commercial line of credit #4 with a maximum borrowing of $350,000datedOctober2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA.

Related Party Transactions

- **Name of Entity:** Kevin McGregor
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loans from an individual who is a Founder, more than 20% owner, Officer, and Director. The balance is currently $318,000
  Material Terms: As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $318,000 with accrued unpaid interest thereon of approximately $11,000. The Company has issued a note to Mr. McGregor for

these amounts. The note accrues interest at the rate of 6% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, and a director. He holds approximately 50% of the Company's outstanding voting shares.

Valuation

Pre-Money Valuation: $30,763,916.10

Valuation Details:

The Company determined its valuation based on an analysis of multiple factors. First, we analyzed the valuation of other RV Camper companies & Outdoor industry companies. Companies generating revenue and producing products were valued at 2022 projected sales revenue multiplied by 10x . Comparing our projected sales volume of $3 million dollars for 2022 and multiplying by 10 is the basis for our valuation. As of 9/23/2022, we have achieved $2,006,709.00 in sales for the year to date (based on our unaudited 2022 sales).

Second, we valued our Intellectual Property. We received notice of allowance on 5 additional patents since starting our first StartEngine raise in the Spring of 2021. The additional patents give us 16 years of additional exclusivity on certain components of our camper in the market. Competitors within the industry generally do not pursue patent protection on their products at the level of Camp365.

Third, we valued our orders and growth over the past few years. We have a backlog of over $1.4 million in orders and recently signed and announced a partnership with GoSun to manufacture the new GoSun Camp365 camper and received a purchase order from GoSun for over $1,000,000. We launched the new model on June 21st and sold 16 units in the first month which will be delivered in the future.

In conclusion, our ability to scale operations has improved with the completion of our third production facility in Albia, Iowa, and the purchase of our first fabrication facility that we located and renovated in Iowa. We worked with a local credit union in Iowa and the SBA to secure $2,375,000 in debt financing secured by our two buildings and capital equipment.

Dividing the $30.7 million valuation by the number of fully-diluted outstanding voting & nonvoting common shares (approximately 34,182,000 shares) results in a per-share price of $0.90. We are offering nonvoting common shares at a price of $0.90/share.

Note that some of the values above are estimates of our future activities and operations. These projections were produced by the Company's management and are subject to a high degree of uncertainty. They are based upon estimates of future events and circumstances which may or may not ultimately prove to be true or accurate. In addition, the estimates and assumptions underlying these projections are subject to significant economic and competitive uncertainties and contingencies, many or all of which are beyond our control. All of the assumptions upon which the projections are based, and which would be material, are not presented. We do not make, and are unable to make, any representation or warranty as to the accuracy of any of these assumptions or projections. These projections have not been prepared by or reviewed by independent auditors or accountants. These projections were not prepared with a view toward public distribution or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. No independent review has been performed to determine the reasonableness or achievability of the projections.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are not issued. The pre-money valuation does not take into account 958,405 shares of voting and non-voting common stock reserved but unissued under the 2017 Stock Option and Compensation Plan.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS CONCERNING FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Working Capital*
  44.5%
  Includes labor, overhead, utilities, etc.

- *StartEngine Premium fee*
  50.0%
  StartEngine Premium fee of 5k

If we raise the over allotment amount of $2,500,000.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  38.0%
  Working Capital: Includes all labor, hiring, overhead, utilities and safety to build the Camp365 campers and general company expenses. Raw Material / Inventory: Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers. Sales and Marketing: Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

- *Raw Material and Inventory*
  36.0%
  Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers.

- *Sales and Marketing*
  20.5%
  Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.camp365.com (https://camp365.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/camp365

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AWOL Outdoors, Inc.

[See attached]

AWOL OUTDOORS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Audited)

(Expressed in United States Dollars)

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
AWOL Outdoors, Inc.
Ventura, California

Opinion

We have audited the financial statements of AWOL Outdoors, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of AWOL Outdoors, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AWOL Outdoors, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 28, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	17,323	$	31,385
Inventories		641,920		550,306
Escrow receivable		55,270		-
Total current assets		**714,513**		**581,691**
Property and equipment, net		1,111,141		438,153
Intangible assets, net		50,610		54,376
Total assets	**$**	**1,876,264**	**$**	**1,074,220**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	725,197	$	558,997
Accrued expenses		24,160		8,926
Deferred revenue		420,775		392,933
Shareholder loans		311,944		130,084
Current portion of loans		1,181,891		436,234
Line of credit		1,706,881		1,106,000
Total current liabilities		**4,370,848**		**2,633,174**
Notes payable, net		842,121		845,948
Total liabilities		**5,212,969**		**3,479,122**
STOCKHOLDERS' EQUITY				
Common stock		29,841		27,699
Additional paid in capital		3,652,178		2,358,770
Accumulated deficit		(7,018,723)		(4,791,371)
Total stockholders' equity		**(3,336,704)**		**(2,404,902)**
Total liabilities and stockholders' equity	**$**	**1,876,265**	**$**	**1,074,220**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 879,322	$ 744,593
Cost of goods sold	1,673,565	1,016,945
Gross profit (loss)	(794,243)	(272,351)
Operating expenses		
General and administrative	1,408,537	884,253
Research and development	2,061	83,500
Sales and marketing	202,441	19,132
Total operating expenses	1,613,039	986,885
Operating loss	(2,407,282)	(1,259,236)
Interest expense	138,367	83,953
Other income	(318,298)	(10,540)
Loss before provision for income taxes	(2,227,352)	(1,332,649)
Provision/(benefit) for income taxes	-	-
Net Loss	**$ (2,227,352)**	**$ (1,332,649)**

See accompanying notes to financial statements.

AWOL OUTDOORS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Year Ended December 31, 2021 and 2020

(in $US)	Common Stock Voting Shares	Common Stock Non-Voting Shares	Common Stock Amount	Additional paid in capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance—December 31, 2019	**27,172,684**	**526,236**	**$ 27,699**	**$ 2,211,728**	**$ (3,458,722)**	**$ (1,219,295)**
Stock-based compensation	-	-	-	147,042	-	147,042
Net loss	-	-	-	-	(1,332,649)	(1,332,649)
Balance—December 31, 2020	**27,172,684**	**526,236**	**27,699**	**2,358,770**	**(4,791,371)**	**(2,404,902)**
Issuance of common stock for cash, net of issuance costs	537,500	1,222,019	1,760	967,479	-	969,239
Issuance of common stock for services	-	328,705	329	172,353	-	172,682
Exercise of options		53,925	54	11,294	-	11,348
Stock-based compensation	-	-	-	142,281	-	142,281
Net loss	-	-	-	-	(2,227,352)	(2,227,352)
Balance—December 31, 2021	**27,710,184**	**2,130,885**	**$ 29,841**	**$ 3,652,178**	**$ (7,018,723)**	**$ (3,336,704)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$	(2,227,352)	$ (1,332,649)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization		153,800	51,688
Amortization of debt discount		14,894	14,580
Stock-based compensation		142,281	147,042
Issuance of common stock for services		172,682	-
Other income - PPP forgiveness		(156,600)	-
Changes in operating assets and liabilities:			
Inventories		(91,615)	(192,511)
Escrow receivable		(55,270)	
Security deposits		-	5,550
Accounts payable		166,201	325,553
Accrued expenses		15,234	3,317
Deferred revenue		27,842	342,933
Net cash used in operating activities		**(1,837,903)**	**(634,498)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of property and equipment		(454,463)	(338,872)
Purchase of intangible assets		(14,149)	(8,159)
Net cash used in investing activities		**(468,612)**	**(347,031)**
CASH FLOW FROM FINANCING ACTIVITIES			
Net proceeds from line of credit		222,455	434,129
Proceeds from notes payable		943,736	426,313
Payments on note payable		(36,184)	(19,550)
Net proceeds of shareholder loans		181,860	83,899
Net proceeds from issuance of common stock		969,239	-
Exercise of stock options		11,348	-
Net cash provided by financing activities		**2,292,453**	**924,791**
Change in cash		(14,062)	(56,737)
Cash—beginning of year		31,385	88,122
Cash—end of year	**$**	**17,323**	**$ 31,385**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	123,473	$ 69,374
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment with notes payable	$	-	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AWOL Outdoors Inc. DBA Camp365 was incorporated in 2009, in the state of Wisconsin. The financial statements of AWOL Outdoors Inc. DBA Camp365 (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eden Prairie, Minnesota.

The Company has developed a patented ultra-lightweight folding camper trailer. The Company's technologies allow a single person to set up the Camp365 camper trailer in minutes on a variety of types of terrain. The Company is positioning their camper as unique in the industry due to the compact size and weight when collapsed, which transforms into a cabin that sleeps six and is large enough for adults to comfortably stand when set up. The Company has completed its prototype, has set up a larger manufacturing facility in Iowa and is in the process of limited production while it seeks additional investment as it works to scale up its operations. The Company started shipping campers from the Iowa manufacturing facility during 2020 to camper and recreational vehicle dealers throughout the United States of America. The Company presently offers exclusive dealer agreements based on dealer locations and primarily sells direct to customers, from their facility, in areas without a current dealer agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and parts to manufacture camper trailers which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Building cost	27.5 years
Leasehold & property improvements	Lesser of 15 years or lease term
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied

The Company recognizes revenue from the sale of its camper trailers models when the product has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2021 and 2020, the Company had deferred revenue of $420,775 and $392,933, respectively.

Cost of Goods Sold

Costs of goods sold include the cost of materials, cost of labor, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and 2020 amounted to $14,226 and $58,164, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2020, FASB issued ASU No. 2020-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after

December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of finished camper trailers, as well as related parts and raw materials used to make the trailers. As of December 31, 2021 and 2020, inventory was $641,920 and $550,306, respectively.

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and, 2020, property and equipment consists of:

As of December 31,	**2021**	**2020**
Building and leasehold improvements	$ 1,001,958	$ 270,987
Machiney & equipment	342,487	264,586
Land	51,962	51,962
Property and equipment, at cost	1,396,407	587,535
Less: Accumulated depreciation	(285,266)	(149,382)
Property and equipment, net	**$ 1,111,141**	**$ 438,153**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $90,243 and $40,104, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible assets consist of:

As of December 31,	2021	2020
Patents	$ 96,414	$ 82,264
Intangible assets, at cost	96,414	82,264
Less: Accumulated amortization	(18,535)	(13,492)
Intangible asset, net	**$ 77,879**	**$ 68,773**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were $17,916 and $ $5,023, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ 5,043
2023	5,043
2024	5,043
2025	5,043
Thereafter	57,707
Total	**$ 77,879**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 35,000,000 shares of voting shares and 5,000,000 of non-voting shares. As of December 31, 2021, 27,710,184 voting shares and 2,130,885 non-voting shares have been issued and are outstanding.

In 2021, the Company issued 537,500 voting shares and 1,222,019 non-voting shares for net proceeds of $969,239 pursuant to Regulation CF and D offerings.

In 2021, the Company 328,705 non-voting shares for services with a fair value of $172,682.

7. WARRANTS

During fiscal years 2017 and 2018, the Company issued warrants to acquire voting and non-voting Common Stock in conjunction with bridge loan financing and fee deferral. On December 31, 2021, warrant holders have warrants to acquire 300,000 shares of nonvoting Common Stock and 658,552 shares of voting Common Stock at $.38 per share, through the expiration date in 2027 and 2028, respectively.

During fiscal year 2020, the Company issued 70,000 voting share warrants and 437,500 nonvoting share warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

In 2021, the Company issued 400,000 voting share warrants and 187,500 non-voting stock warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

As of December 31, 2021, there are 1,128,582 voting share warrants and 900,000 nonvoting shares warrants outstanding.

8. SHAREBASED COMPENSATION

The Company's Board of Directors has granted nonqualified incentive stock options to key employees, contractors, and advisors throughout its development stage. The options have exercise prices that range from $0.00375 per share to $0.40 per share and had no intrinsic value at the time of issuance as the exercise price was equal to the per-share fair market value of the Company estimated by management and used for stock issuances at the time. Options are generally exercisable as they vest and expire five to ten years after issuance. Certain options vested immediately while others relate to achievement of milestones in product development or sales.

The Company's Board of Directors has also granted nonstatutory stock options under a stock option plan adopted during the year ended December 31, 2017. This plan authorizes the grant of options to acquire up to 1,000,000 shares of voting Common Stock and 750,000 shares of nonvoting Common Stock. Options are generally exercisable as they vest and expire ten years after issuance.

Certain options are exercisable prior to vesting, however if the service provider's services are terminated prior to vesting, any shares of Common Stock outstanding under the early exercise feature are subject to the Company's option to buy the shares back at the option exercise price.

The fair value of the options granted during the year ended December 31, 2020, were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 40%, an estimated risk-free rate of return of 2.91%, and no intrinsic value as all options were issued at the stock price that was in effect at the date of issuance. A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price		Weighted Average Contract Term
Outstanding at December 31, 2019	1,010,500	$	-	5.46
Granted	375,000	$	0.40	
Exercised	-	$	-	
Expired /Cancelled	-	$	-	
Outstanding at December 31, 2020	1,385,500	$	0.19	5.46
Granted	-		-	-
Exercised	(53,925)	$	0.03	-
Expired /Cancelled	-		-	-
Outstanding at December 31, 2021	1,331,575	$	0.19	4.46
Exerciseable at December 31, 2021	1,131,575	$	0.15	3.85

Stock-based compensation expenses amounted to $22,715 and $35,729 for fiscal years ended December 31, 2021 and 2020. The unrecognized expenses amount to $26,932 as of December 31, 2021.

9. DEBT

Line of Credit

The outstanding balances on the lines of credit on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,		2021		2020
Metropolitan Services Credit Union		29,714	$	36,000
Community 1st Credit Union Commercial SBA Line of Credit 4		-		350,000
Community 1st Credit Union SBA Line of Credit 8		219,968		220,000
Community 1st Credit Union SBA Export Line of Credit 9		500,000		500,000
Community 1st Credit Union SBA Export Line of Credit 11		250,000		-
Community 1st Credit Union SBA Export Line of Credit 14		350,000		-
Community 1st Credit Union SBA Export Line of Credit 15		107,199		-
Community 1st Credit Union SBA Export Line of Credit 16		250,000		-
Line of Credit	**$**	**1,706,881**	**$**	**1,106,000**

The Company has a line of credit with Metropolitan Services Credit Union that allows the maximum borrowing of $38,000 under a five-year term ending in September 2022. The line bears interest at a fixed rate of 6% and is guaranteed by a stockholder of the Company.

In conjunction with the Economic Development Assistance Contract with the Iowa Economic Development Authority (IEDA) the Company entered into agreements with Community 1st Credit Union for several lines of credit during the year ending December 31, 2021 and 2020, as follows:

Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #11 with a maximum borrowing of $250,000 dated January 2021, due January 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #14 with a maximum borrowing of $350,000 dated September 2021, due September 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #15 with a maximum borrowing of $120,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #16 with a maximum borrowing of $250,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

A shareholder of the Company guarantees the lines of credit.

Notes Payable

As of December 31, 2021, and 2020, the notes payable balance consist of:

As of Year Ended December 31,	2021	2020
Forgiveable loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA), forgiven over 60 months if the Company completes and maintains the Project Performance Obligations as specified under the High Quality Jobs Program through IEDA	$ 250,000	$ 250,000
Loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA) bearing interest at 0%, due in monthly installments of $4,167 through August 2024. The Loan is under the High Quality Jobs Program through IEDA and has specific terms and conditions	224,999	224,999
Note payable to Southern Iowa Electric Cooperative (SIEC) bearing interest at 5.25%, due in monthly installments of $1,727 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	125,915	144,466
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 5.25%, due in monthly installments of $1,718 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	122,729	150,263
Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 3.3%, due in monthly installments of $412.50 including interest through June 2022, the date the Company closes on additional financing with the SBA, or the date the Company was denied for SBA financing, whichever is sooner. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	150,000	-
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,848 including interest through December 2023. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	86,632	104,547
Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,412 including interest through January 2031. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes.	230,073	-
Note payable to Community 1st Credit Union in the amount of $310,714 bearing an interest rate of 5.25%. The loan originally matured in December 2021, and then was raised to $680,000 principal prior to that date and presently matures in May 2022.	680,000	310,714
Note payable to Community 1st Credit Union in the amount of $197,402 bearing an interest rate of 5.25%. The loan matures April 2022.	197,402	-
In April 2020, the Company received a Paycheck Protection Program (PPP) loan as established by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the Small Business Administration (SBA) of $156,600. The program provided small businesses with funds to pay up to 8 or 24 weeks of payroll and other costs. The loan is subjected to forgivenss, which the Company has received during fiscal year 2021.	-	156,600
Sub-total	2,067,750	1,341,589
Less: Unamortized Debt Issuance Costs	(43,739)	(59,406)
Total Debt	2,024,011	1,282,183
Less: Current Maturities	(1,181,891)	(436,234)
Net Long-Term Portion	**$ 842,121**	**$ 845,948**

The following are the future maturities as of December 31, 2021:

As of Year Ended December 31, 2021		
2022	$	438,057
2023		90,655
2024		90,655
2025		90,655
2026		315,634
Thereafter		1,042,094
Total	**$**	**2,067,750**

Shareholder Loans

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time, the loan is classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (601,385)	$ (354,673)
Valuation Allowance	601,385	354,673
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,816,652)	$ (1,215,267)
Valuation Allowance	1,816,652	1,215,267
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

On December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,728,339. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and December 31, 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time and the loan is classified as current.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021 are as follows:

Year		Obligation
2022	$	44,733
2023		46,074
2024		31,400
Total future minimum operating lease payments	**$**	**122,207**

Rent expenses were in the amount of $65,597 as of December 31, 2021 and 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 28, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company entered into additional loans totaling approximately $668,000.

In 2022, the Company has received net proceeds of $128,637 from pursuant to its Regulation CF offering.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,227,352, an operating cash flow loss of $1,837,903, and liquid assets in cash of $17,323, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Camp365

The camper that goes everywhere!


CAMP365
the camper that goes anywhere!

Website | Eden Prairie, MN | CONSUMER PRODUCTS

Camp365 designs and manufactures a new type of compact, towable camper that is allowing more people to enjoy camping and outdoor recreation without changing their everyday lifestyle. Our aerodynamic, ultra-lightweight camper can be towed by almost any car or UTV, while the compact design allows it to be easily stowed in a garage.

$0.00 raised

$1,261,856 previously crowdfunded

0 Investors	$30.8M Valuation
$0.90 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$2.5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Growing category in a huge market - The Global RV market grew to 70 billion in 2021 with CAGR (Compounded Annual Growth Rate) of over 10% 2022 -2028, and the greatest growth in lightweight and ultra-lightweight towable products.*
- Disruptive product with strong growth - We have seen 10X revenue growth between 2018 & 2021. Launched a new 20k sq ft manufacturing facility, our third facility capable of producing thousands of campers & millions in revenue. Received a $1,000,000 order for a new Camp365 GoSun model. Received 1st Government order for OPS365 Mobile Emergency Command Center.
- Growing IP Portfolio - Protected by the exclusive rights to 15 separate US, Canadian and foreign patents with other US & foreign patents pending.

*Information provided by Global Market Insights (source)

Camp365 Milestones Since Our Last Raise


AWARDED EXCLUSIVITY ON 5 NEW PATENTS
We were awarded exclusivity on 5 new patents with multiple inventions both domestically & foreign

"The cabin that goes everywhere."



THE PROBLEM

Most campers are not designed with the customer in mind

The market for towable campers is filled with bulky, heavy cabins that require large, gas-guzzling vehicles to lug them around while traditional “boxy” designs and heavy drag further reduce fuel efficiency and electric vehicle range, costing customers $1,000’s in additional fuel cost. Wide profiles and wheelbases restrict many campers to highway-only access and limited storage options. And outdated designs and materials limit product seasonality and lifespan.



Many traditional towable campers are hard to set up, level, and takedown, or only offer small, uncomfortable sleeping quarters and limited headroom. Most campers have to be stored outside or in expensive storage facilities increasing ownership costs and limiting accessibility. Camp365 stores easily in a garage or storage shed saving customers thousands in yearly storage fees.

While tents provide easy transport and storage, they lack stability and security, and limited material technology restricts their use to flat, open terrain and warm weather-only camping.

THE SOLUTION

Camp365 was designed with the needs of the modern camper at its core



We're disrupting the RV market with an ultra-lightweight camper that expands from a 4' wide by 6' 8" high box into a 96-foot square living space large enough for a family of 6. While most campers require large, gas-guzzling vehicles to tow them around, Camp365 was designed with accessibility in mind. With a base dry weight between 1500 -1900 pounds (680-862 kg), all of our campers can be pulled by a vehicle with a standard trailer hitch, including everything from family sedans to electric cars or UTVs. Our patented, aerodynamic, ultra-lightweight design provides industry-leading fuel and battery efficiency for whatever vehicle the owner chooses.

Camper Options	Towable with small vehicle or ATV	Storable in small shed or garage	Insulated & climate control for year round use	Standup headroom over 7 feet	10 minute setup time on uneven terrain	Trail mode for 48" wide roads
RV Travel Trailer			✓			
Pop-Up						
Teardrop	✓	✓			✓	
CAMP365	✓	✓	✓	✓	✓	✓

The above information is based on internal research and management's experience.

Why Camp365?:

- **Patented Folding Design* - Store in Your Garage -** Save $1,000s per year
- **Aerodynamic Stealth Design* -** Saves $1,000's in fuel costs compared to towing traditional camper designs
- **Easy Towing -** Safely tow with your current vehicle...car, truck, or electric! No need to buy a new tow vehicle
- **Easy Leveling -** No campground? No problem! Set up almost anywhere in just minutes!
- **Built to Last -** Camp365 is built in the USA with eco-friendly materials designed to not rot or mildew.
- **Lots of Room -** Camp365 can sleep up to 6 adults
- **Patented dual-layer air insulation -** Allows owners to camp anywhere in comfort 365 days a year
- **Range of Equipment Options -** Integrations from portable stoves, stainless steel sinks, hot showers, refrigerators, and even toilets.
- **Patented lift-assist and stabilizing structure -** Sets up in minutes, anywhere by anyone
- **Solar Ready** - Take your adventure "off the grid"
- **Sprawling Interior -** When opened, 12' by 8' base (3.65m by 2.43m) and a soaring 7' 6" tall (2.28 meters) provides an open, uncramped living space large enough for 6 adults.

*Savings are estimated based on an internal analysis of typical consumer costs. Actual savings may vary.


AIRGAP


INTERIOR
CAMP365


Sleep Comfortably
Queen Bed
Twin Bed
Bunk Bed
Camp your way!
Camp365's 80" long folding beds can be configured as twins, a queen, and bunks. The sink and stove disconnect so you can use them inside or outside.
Stove
Sink
Full Kitchen
Marine Toilet
Fridge/Freezer Combo

The Patented adjustable wheelbase can be adjusted between 72 and 48-inch spans (183 cm to 122 cm), making it perfect for accessing off-road trails while still safe at highway speeds. Our easy-to-load Toy Rack attachment allows owners to tote bikes, kayaks, paddleboards, and other outdoor equipment alongside their Camp365. Optional ski attachments mean even snow and ice can be easily traversed. Lightweight materials and patented lift-assist allow Camp365 to be set up and taken down in just minutes, and a compact closed profile makes it simple to store in one-third of a standard garage stall.



We believe Camp365 will truly set a new standard for campers of the future.


"Noteworthy Intellectual Property"
Single and Dual layer canopy (Patented)
Dual use rear panel and camping table (Patent Pending)
Expandable axle (Patented)
Stabilizing Structure (Patented)
Assisted raising and lowering of platforms (Patent Pending)
Assisted raising and lowering of end walls (Patent Pending)
Folding platforms and end walls (Patented)
CAMP365
The cabin that goes everywhere

THE MARKET

Over $114B in Annual Camper/RV sales in the United States and Canada

In 2019, the US RV market generated more than $114B in total revenue, with more than 78 million American households and 9.1 million Canadian households participating in some version of camping/RVing each year. As recreational vehicles and campers provide a reliable and private way to travel, it was considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Locally, 88% of RVs sold annually in the US are in the towable segment. 2019 marked the fourth-highest yearly unit sales on record, with RV and camper shipments totaling 410,283 units in the US alone. Of these, approximately 361,000 towable campers were sold, including 275,000 travel trailers.

In spite of two months of shut-down, 2020 saw 384,600 towable camper units sold with that number rose 37% to 528,000,200 in 2021 due to the global pandemic and more families wanting to enjoy the outdoors.[1]

[1] Data from RVIA , KOA 2019 Camping Report, and Baird Equity Research, Consumer/Retail published January 25, 2019, November 30, 2020, and Statistica.com 2019

In the next five years, **9.5 million people plan to buy an RV**, including **a younger more diverse group of buyers**. Currently, 22% of RV owners are under 35 and nearly 31% are first-time owners.[2]

[2] Data from RVIA , 2021 Annual Report


Towable campers shipped in the US
528,000
384,600
361,000
2019
2020
2021


Outdoor recreation market
RV market
2.2%
of American GDP
88%
of RVs are in towable segment

**RV Industry Association, June 2019 Report*

Camp365 is carving out new markets in the camper industry. We provide a unique, eco-friendly option that meets the needs of customers who want all-season access to the outdoors, but don't want to have to purchase a dedicated towing vehicle, rent or build storage space, or sacrifice fuel efficiency. With the rapid rise of electric and gas/electric hybrid vehicles, we believe Camp365 is uniquely positioned as one of few options that can be easily towed by EVs, PHEVs, and HEVs without significant loss of vehicle range.

Additional addressable markets include Emergency Preparedness & Response, Government and State Agencies, and Military.


OPS365
Treat patients anywhere from the city to off the grid.
Mobile Clinic
Compact design makes shipping multiple units easy.
Disaster Relief
Sets up in minutes, even in remote locations.
Mobile Command Center

**The above is a rendering of future products. The products are still currently under development.*

OUR TRACTION

ALREADY ACTIVE IN MARKET. Over 9X revenue growth in the last 2 years!

We sold our first hand-built campers in 2018, seeing ~$88,000 in revenue. Just a year later, we built a manufacturing plant in Iowa and saw our revenue grow to ~$503,000. Even with a rocky start to 2020, losing 12 weeks of manufacturing time due to the pandemic, we grew to $745,000 in 2020. In 2021 we vertically integrated to reduce global supply chain shortages and successfully opened our 3rd plant a 20,000 sq ft in Iowa during the fall and grew to $880,000 mostly after the plant opened (2021 Audit).


GoSun Camp 365 - Off-Grid Camper on Wheels | S...
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GOSUN CAMP 365
OFF-GRID CAMPER
ON WHEELS
gosun
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GoSun Partnership

With this recent traction in early 2022, we've formed a Joint Venture with GoSun, a solar appliance manufacturer, and received a structured $1 million order to manufacture Camp365 GoSun units over the year.

Sales Growth

Our sales are a mixture of primarily direct to customers that are higher margin and select qualified high volume dealers. We recently received our first Government order for our new OPS365 Mobile Emergency Command unit. Our new product development team launched 2 new models in 2022 the Camp365 Base & Base X which achieved a lower price point and improved accessibility for our customers.

Since 2020 we have had 1.3 million visitors to our website with over 10X the amount of traffic from 2020 to 2021. Our marketing team generates 10 -20 sales inquiries a day from around the world via our website and social channels. Due to our continued growth, we have sold, delivered, or taken deposits on close to $2,000,000 in sales in 2022.

Research and Product Development

From our headquarters in Minnesota dedicated to sales, R&D, and fabric production, to our two plants in Iowa that are dedicated to the fabrication, final assembly, and painting of our folding cabins, we are committed to quality and scalability every step of the way.



Thanks to our top-tier innovation, we were recognized as a Top RV Debut 2020 by RV Business Magazine award for Top RV Debut 2020 by RV Business and awarded 15 separate US, Canadian, and foreign patents, with other US & foreign patent applications pending.


RVBusiness
2020
TOP RV
DEBUT
CAMP365
CAMP365

WHAT WE DO

Camp365 —Made in the USA; Engineered for the World

We believe more and more people are looking for safe inexpensive outdoor activities that allow social distancing and time away from the crowds.

Our focus on design and our features that make the camper feel like home has created a camper experience like none other. Our modular approach and range of interchangeable equipment options make our camper ready for all seasons and camping styles.

In addition to our state-of-the-art specs, we've worked hard to make it one of the most affordable options on the market, with retail price points between $19,995 and $29,995. Financing options make ownership possible with monthly payments ranging from $175-$300 per month. Additionally, tow ability, easy storage, and improved fuel economy mean a lower cost of ownership for the average customer. The range and accessibility of Camp365 means customers are not tethered to the requirements and costs of traditional campgrounds.



THE BUSINESS MODEL

We already sell direct to customers, distributors and independent RV Dealers in the US and Canada

Today, one in five leisure travelers is considering purchasing an RV (2021 RVIA Industry Report). We sell the revolutionary Camp365 folding cabin direct to customers we call, "Camp Counselors." These raving fans come to our plant from all over North America (or visit our growing network of independent RV dealers across the United States and Canada) to have their Camp365 delivered to their door and explore our products created in collaboration with GoSun.

In 2021, we began to develop and expand our direct-to-customer sales. In 2022 we will continue direct-to-customer expansion. We just received our first government order and are pursuing planned expansions into mobile emergency response and preparedness for government agencies, and other Strategic Partners. Camp365 also plans to expand its direct-to-consumer purchase and digital marketplace options for markets not served by dealers.


Direct to Customers
Current Sales Channel
Independent RV Dealerships
Current Sales Channel
Co-Branded Strategic Parterships
Current Sales Channel

HOW WE ARE DIFFERENT

An RV that goes wherever you do

Many traditional RVs are limited to where they can go, how they can be towed, where they can be stored when not in use, and what they can do.

Not Camp365.

Our camper was designed to remove the barriers that limit more families from enjoying quality time in the great outdoors. Camp365's engineers worked to create the perfect indoors for the outdoors.

After years of testing, we believe we have developed a product that can change the RV market as we know it.



THE VISION

The RV industry will be forever changed

Once consumers get a taste of the adaptability and ease of our RVs, experienced RV'ers and newcomers alike will be hard-pressed to return to the days of bulky, expensive, gas-guzzling tow vehicles and uncomfortable campers.


It's Lightweight

WHY INVEST

Help reunite with nature

Our camper is built to help people reconnect with nature on their own terms. If you believe that access to nature and a return to our roots is the way forward, you can be a part of the Camp365 revolution.


CAMP365
The cabin that goes everywhere

OUR TEAM

We couldn’t stand the inconvenience of RVs on the market, so we made our own

Our team is a unique mix of engineering geeks and avid outdoor enthusiasts, so we know the problems that millions of people face every year. With the combination of our backgrounds in engineering, product development, design, manufacturing, media, and business development, we believe our team truly has it all.

Meet Our Team



Kevin McGregor

Founder, Director, CEO & CFO

A lifelong entrepreneur and the Company’s visionary, Kevin founded One Tech Engineering in 1999 to provide professional engineering solutions around the country. Kevin enjoys starting companies, developing their business models, and creating inspiring and productive work environments. A graduate of the University of Wisconsin-Eau Claire with a B.A. in Finance and Economics, Kevin is an avid angler, hunter, backcountry snowmobiler, and barefoot water-skiing competitor.

Kevin works full time.



Cedar Vandergon

Founder & Director

Cedar designs and sources the key technologies and components for the Camp365 product and assists with engineering, design, manufacturing planning, and business strategy. Cedar serves as Waterjet Engineering Manager at Hypertherm in Minneapolis, Minnesota. Cedar studied Mechanical Engineering in 2001 from the University of Minnesota. Cedar’s many outdoor interests include deer and pheasant hunting, camping, fishing (ice, shore, and boat), canoeing, biking, kayaking, and skiing.

Cedar works full time.



Mary K. Flaherty

Controller

Kathy came out of retirement to join the Camp365 team in June 2020 and is currently the acting Controller. Kathy brings over 40 years of financial experience from her role as CEO of Metropolitan Services Credit Union in St. Paul, Minnesota. No stranger to demanding work, Kathy finds this new adventure both challenging and rewarding as she watches this exciting company soar to new heights. As an active "Nana" she looks forward to taking family trips with the grandkids, eating smores over an open fire and making beautiful memories while camping in the comfort of the Camp365 cabin.

Mary works full time.



Ron Leander

Fractional Chief Financial Officer

Ron is a veteran financial leader with a unique mix of large and small business experience. He has spent time in corporate America, working for 3M, Medtronic and Josten's, growing these stellar companies and increasing profitability. The next step in his career was the creation of Leander Limited, a CPA and Business Development firm. Over the past 39 years, the firm has provided accounting and income tax services, primarily to emerging companies. Ron was most recently the CFO of an emerging company where revenues grew by $50,000,000 in four years. Ron graduated from Minnesota State University Moorhead.

Ron works 40 hours per week for Camp365.



Doug Ramler

Secretary

Doug Ramler, Secretary. Doug is a partner in the Minneapolis, Minnesota office of the Saul Ewing law firm. He serves as outside general counsel to start-up and emerging technology-based businesses and assists companies in strategic, organization, financing, governance, and contractual matters. He has 30 years of experience representing early-stage, high-growth businesses. Mr. Ramler has a BBA in Finance/Economics from the University of Notre Dame, and a law degree from the UCLA School of Law.

Robert works approximately 4 hours per week for Camp365.



Steve Pennaz

Marketing Advisor

Steve is known internationally as a specialist in building enthusiast brands through targeted communications, including social media, web, in-store, television, and print. His credits include the successful launches of more than a dozen national outdoor television series that aired on networks including ESPN, ESPN2, NBC Sports, Outdoor Channel, Fox Sports, Comcast, several digital properties, and an award-winning national magazine. His focus in recent years is content delivery through live social media programs. His client list includes leading brands in the outdoor space including Garmin, Yamaha Marine, Berkley Fishing, Abu Garcia, Ranger Boats, Fish Monkey Gloves, Plano Molding, and Nissan.

Steve is an advisor for Camp365 and works 5 hours per week for Camp365



Ryan Satre

Business Strategy Advisor

Ryan leads the Company's strategic projects and business development efforts. Ryan is an experienced business development manager specializing in new market development & digital commerce models. Driven by a passion for optimizing business pathways, Ryan has helped blaze trails to new markets for companies including Wells Fargo and 3M. Ryan has a Bachelor of Arts from the University of Minnesota and is a Section4 Certified Business Strategist. When not telling brand stories, Ryan is an avid outdoorsman who loves fishing, hunting, and landscaping projects.

Ryan is an advisor for Camp365 and works 5 hours per week for Camp365



Steve Koehler

Intellectual Property Strategy & Product Development

A patent and trademark attorney with Westman, Champlin & Koehler, a Twin Cities law firm founded in 1993.

Steve prepares, files, and procures domestic and international patents and trademarks for the Company. A former electrical engineer with Xcel Energy, Steve has over 28 years' experience as a patent and trademark specialist representing clients in diverse technology areas, including computer hardware and software, robotic devices and systems, mechanical testing equipment, automotive systems, speech recognition, control systems, and hydraulic devices. Steve received his J.D. from William Mitchell College of Law in 1992 and his B.S. in Electrical Engineering from the University of Minnesota in 1987.

Steve works 5 hours per week for Camp365.



Dale Anderson

Informal Business Advisor

Dale Anderson, Informal Advisor, shareholder. He is a respected and successful leader with a proven ability to drive extreme value (growth, profit, operational efficiencies, innovation) in a variety of business and community settings. He brings significant expertise in organization assessments, strategy, operating models, structure, technology and executive & team development. Over the course of his career, Dale has had the opportunity to serve in a variety of leadership roles including President, CIO, leader, consultant, mentor and board member. Dale has over 15 years of experience in senior IS and general management roles, primarily with large Fortune 500 corporations (Baxter, Best Buy, Siemens, Bell+Howell) – and over 25 years of management and systems integration consulting experience (Arthur Andersen & Co., MCISystemhouse, Pragmatek & Trexin). Co-founded Trexin Consulting in 2005. He is a recognized leader in strategy execution. Dale earned BBA from Univ. Wisconsin Whitewater in Accounting & Computer Science and an Executive MBA from J.L. Kellogg School of Northwestern University. He is active in Christ Lutheran Church, community service, amateur photography and an avid sportsman & outdoorsman.

Dale is an advisor for Camp365 and works 5 hours per week for Camp365



Shawn McGregor

Founder & Operations Coordinator

A passionate entrepreneur, with zest for life, Shawn co-found Camp365 in it's earliest stages and has had a hand in many aspects of the business. As operations coordinator and self-Titled, "Camp Counselor", Shawn has many varied responsibilities, including: Customer-Focused Innovation, Engineering, LEAN Manufacturing, R&D, Streamlining Supply Chain / Purchasing, Sales & Marketing, IT, Assembly and he'll even sweep the floor with a massive smile. Shawn's outdoor interests include exploration, campfire s'mores, wilderness memories with his wife and three kids, cheap beer, and prototyping the future.

Shawn works full time.



Crista Bukoskey

Social Media + Marketing Advisor

Crista is a passionate creative with diverse experience in marketing, merchandising, branding and product lifecycle. She lends her vision to both large scale corporations and small freelance projects. Crista drives conceptual vision and storytelling direction for campaigns across multiple categories and a variety of marketing channels; social, digital and in store. A creative at her core, but a travel enthusiast at heart. When asked what makes her feel alive, she replied, "sitting on a plane, looking out the window, knowing a new adventure is ahead of me."

Crista is an advisor for Camp365 and works 5 hours per week for Camp365



Andrew Starcevic

Production Team Leader

Andrew is an Albia, Iowa native, lover of the outdoors, and technology enthusiast with a background in industrial technology. He is always researching new and innovative technologies that he can apply to his various projects and hobbies. During his free time, Andrew enjoys camping, golfing, building computers, and ice-cold beer. One of his biggest hobbies outside of computers is finding ways to improve his own camping experience by bringing the comforts of home with him in a simple, minimalistic way. Some call it glamping, but his philosophy is the camping experience should facilitate a simple, enjoyable environment for anything nature throws at you. Andrew is a big proponent of Lean manufacturing and utilizes an engineering approach to strive for simplicity of manufacturing and ensure a high-quality product. His passion for simplicity and organization are shaping the future of Camp365!

Andrew works full time



Tarah Peters

Women Brand Ambassador

Tarah is an outdoor enthusiast, passionate pet foster mom, lover of life and above all..a travel bug! Whether it's ice fishing on Lake of the Woods, cliff jumping in Ireland, scuba diving in the Galapagos, or guiding her girlfriends in the BWCA, Tarah is a true adventurer. Minnesota farm native living in the heart of the city, she and her Prius fully embody the spirit of CAMP365 and we're thrilled to have her as our Women Brand Ambassador!

Tarah works full time.



Mona Douglas

Purchasing and Office Manager

Mona Douglas is our Purchasing and Office Manager at the Albia Manufacturing facilities. Mona has 25 years of purchasing experience and manages the office in Albia. She is detail oriented and dependable and often goes beyond her purchasing and office roles to help the company in any way she can. She likes a challenge and finds pride in providing solutions for the many issues we face in production & supply chain delays. Enjoys camping at Lake Rathbun with her husband Kurt and son's Konner & Kameron or a good live band and a cocktail on the weekends.

Mona works full time.



Matt Hagan

Finance Camp Counselor

Matt is a Plymouth, Minnesota native who has a passion for traveling and spending time outdoors. He is a financial analyst who manages accounts and helps connect customers with their ideal, personalized campers. In his free time, he enjoys watching and playing sports, exploring local breweries, and spending time on the lake. His most memorable camping experience was sleeping under the stars in the middle of the desert in Wadi Rum, Jordan. He hopes that one day we can see a Camp365 camper that far across the world.

Matt Hagan works 20 hours a week.



Alexi Score

Media Host

Alexa Score is a professional wakeboarder turned TV personality with a insatiable passion for the outdoors. She is the cohost of "Made for the Outdoors" and "Destination Polaris" and can also be seen as a on-air personality for The CW Twin Cities, The Minnesota Vikings, and other various outlets. When she's not filming, Alexa can be found wakeboarding, water skiing, fishing, hiking, or enjoying any of her other countless outdoor hobbies. Having lived with Leukemia for nearly 16 years, she dedicates ample time to Increasing awareness and raising money for numerous organizations including Leukemia & Lymphoma Society, BeTheMatch, and others. She's committed to encouraging others to live life happy, active, fulfilling lives despite setbacks for years to come while doing the same herself.



Grant Olafson

Outdoor Products Executive Advisor

Grant is a product ideation and placement guru who also has a passion for Marketing and Merchandising. He brings his background in technology and consumer electronics to the outdoor space to introduce products that enhance people's experience in their outdoor adventures. Grant enjoys all that the outdoors has to offer including hunting, running, sports, traveling and spending time with his family and coaching his kids' sports teams. What makes Grant's day? "Seeing smiles on people's faces when he helps deliver a positive experience.

Grant is an advisor for Camp365 and works 5 hours per week for Camp365

Offering Summary

Company	AWOL Outdoors, Inc.
Corporate Address	7640 Washington Avenue South, Eden Prairie, MN 55344
Offering Minimum	$9,999.90
Offering Maximum	$2,500,000.20
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	11,111
Maximum Number of Shares Offered	2,777,778
Price per Share	$0.90
Pre-Money Valuation	$30,763,916.10

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500 | Backyard Camping

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.**

$1,000 | Weekend Getaway

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.**

$2,500 | Road Trip

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.**

$5,000 | Cross Country Trip

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.**

$10,000 | Camper Life

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.**

Audience-Based:

5% bonus shares for previous investors

**All perks occur when the offering is completed*

***Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 08/1/2023. The discount is paid after the purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer. The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.*

The 10% StartEngine Owners' Bonus

AWOL Outdoors, Inc. (dba "Camp365") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Nonvoting Common Stock at $0.90 / share, you will receive 110 shares of Nonvoting Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Audience-Based bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments. Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Eight years ago our passion for improving the outdoor experience led us to develop a bold new product. Introducing Camp365 the cabin that goes everywhere. It's lightweight, sleeps six, and has more than 700 cubic feet of living space so you and your family can live the outdoor lifestyle and comfort anywhere. Camp365 looks different because it is different. We took a fresh approach and then tested and retested every design and every component until the final product met our standards. The result is a breakthrough product with patented technology that is already improving the ultra-lightweight camper market. Nothing performs like the Camp365 foldable cabin when closed for storage or traveling. The Camp365 cabin offers a striking aerodynamic design that moves and tows easily total weight under one thousand eight hundred pounds. You can tow the Camp365 cabin with any vehicle outfitted with a class one hitch ... that includes many small cars and most UTV's. With Camp365 there's no need to purchase a big truck or SUV just so your family can camp. Camp365 features a strong aluminum-alloy steel-reinforced frame to handle rough terrain and offers 39 cubic feet of dry lockable storage to make packing easy and the optional wheelbase adjusts down to just four feet line so it stores easily in the back of your garage or even a storage shed. It also means you can take the Camp365 cabin down trails too narrow for other campers the rack system carries canoes or kayaks bikes or paddleboards. And the weatherproof aluminum shell shrugs off weather. There's no canvas, no wood or nylon anywhere in the Camp365 cabin so you and your family will enjoy years of trouble-free use. And with more than 7 feet of headroom, there's more than enough room for any adult to stand inside and for those times the ground isn't perfectly level Camp365 7-point leveling system is easy! Five tinted glass windows with screens let breezes in, keep bugs out and several options including heating air-conditioning and shower and bathroom systems changing area off-road wheel kit comfortable customized beds and more all which allow you and your family to customize your cabin for the places you can set up and take down easy it takes just minutes to go from this to this Camp365 is patent-pending lift assist system makes raising and lowering sides easy car camping is booming as it is such a fun family activity the Camp365 cabin offers more room faster setup and tows easier than other lightweight towable campers on the market including tear drops and you can customize it to meet your family's needs so you can enjoy many years of fun together want to learn more visit Camp365.com or stop by your local Camp365 dealer. Camp365 the Cabin that Goes Everywhere.

Our traction video

hello everyone i'm patrick sherwin ceo

of gosun and i've got a really cool

thing to show you this is an off-grid

portable cabin on wheels the go sun camp

365. a collaboration between an amazing

innovative rv manufacturer and gosund a

company that makes super efficient
appliances this is a solar powered cabin
you pop up anywhere let's take a look
today
the first thing i want to show you is
the self leveling system there's a four
outriggers that come out of the camp
365.
each has a really innovative leg
these legs gives the camper the ability
to set itself up on an uneven ground
which is very common especially when
you're camping in a more off-grid
austere environment
it just takes 30 seconds each or so
i just realized that i needed to lower
the tongue here to get it a little bit
more level because we are on a bit of a
slope here today
so it's important to note here that this
is all about self-reliance so you don't
have to be at an overcrowded campground
to use this product the idea is that it
has all of its own power water kitchen
bath and it's an autonomous self-reliant
vehicle this is for your outdoor fun and
maybe it's a part of your family's bug

out plan the other thing that's super

interesting to point out here

is this product can live in your

driveway or on the side of the street

and it doesn't need to be protected it

protects itself so it's not going to get

moldy or dusty or dirty it's completely

hermetically sealed up from the elements

just the way it is so this camper is

shockingly easy to set up i mean

literally you're talking about less than

five minutes we're basically ready to to

drop the sides this is the part that's

super interesting the cam365 did a

phenomenal job developing these gas

springs this can be done by one person

you think that there's all this weight

that's going to fall on you it's quite

the opposite in fact you have to pull it

down yourself

everything is lockable so the these

unbelievable hardware points are all

locked with the same key and you can you

know you can keep everything secure

we're now going to lift the walls into

position to create the cabin and it's

going to create a 100 square foot cabin

with 700 cubic feet a wide open platform

for you to do anything inside here we go

[Music]

the final thing i'll need to do is get

the four spanner bars and then you just

put a little tension on the spanner bar

so it gives the aqualon fabric a nice

structure

[Music]

welcome inside the cam 365 this material

is ridiculous this is not canvas so it's

not going to get moldy or raw this is

aqualon and there's no coating it's just

extremely durable material and there's

two layers the main reason for those two

layers is so that there's a trapped air

space between the outer wall and the

inner wall and that creates a really

great insulation so that you can have a

little bit more protection from the heat

in the summer or the cold in the winter

okay we're going to set up the awning

next poles to set up the awning are here

inside the nose cone they're little

telescoping guys

and it's just a

classic little tethering project and

just increases your outdoor living space
this is all about indoor outdoor living
and there's an awning on both sides
we've got it set up as well to put solar
on the roof on the sides or just out in
the field depending on where where your
access to the sun may be
we've got our shady spot and we've got
our solar spot so we're going to go
ahead and put the solar panels on the
other side
since we're go sun it comes with a ton
of solar we love this panel 100 it comes
with two of these as well as a table
130. we can live out here autonomous and
free and never have to worry about
plugging into the grid this is all about
making the most out of every available
square inch of space this is the end cap
that goes on the back of the camp 365
that we've turned into a table three
locations there's one on either side
underneath the awnings and then one on
the inside a nice big surface to do your
prep work inside the cam 365 we've got a
giant interior storage space this houses
your toilet which you take out to use

two beds which can be two singles or a
queen when put together and then a bunch
of other ghost unrelated appliances and
of course plenty of room for your own
personal gear it's getting a little warm
in here so we have
actually five beautiful windows so we
get a nice breeze we've got these giant
windows as you can see for cooling cam
365 comes with two fans you get a breeze
going and this place cools down super
quick but we couldn't just rely on fans
and breezes alone so when you are
connected to the grid you can use this
wonderfully efficient air conditioning
unit
this only pools about 350 watts it's 8
000 btus and this will cool off this
small 100 square foot space
in an instant it's not perfect for
running on our battery and solar based
system you only get a couple of hours of
run time so this does help to be
connected to the grid when you're
running ac but since it's such a small
well insulated space you can continue to
camp all year round at night we've got a

nice super ultra efficient led light

which is dimmable too provides task

lighting

mood lighting

we're going to build a bit of a

kitchenette here

this is the ghosan chill

40 liter fridge it can be accessed from

the inside obviously as well as from the

outside now you've got cold beers

vegetables

meats and cheeses

and up top here's the ghost on flo our

portable kitchen sink as well as water

purification system so with the push of

a button you've got water be sitting

here doing the dishes

you can supply water to the device say

from a creek or a puddle

to fill up the tanks there's actually 24

gallons of fresh water stored in these

two tanks

you fill these up from the outside just

using a hose but what's neat here is

that these tanks can be cleaned this is

very rare in an rv you can simply just

take the lid off to make sure it's it's

it's nice and clean

when it becomes drinking water you can

run this through the flow's filtration

system so no matter what water you have

stored in here you can always make it

nice and clean for drinking so we did

have to pivot and use propane for the

hot water this is an on-demand hot water

heater we've made it extremely efficient

with the push of a button you've got a

hot shower anywhere you want and of

course you've got a shower curtain that

we set up so that you can have privacy

[Music]

when you're out camping

you're living outdoors often you need a

hot shower so let's show you how to make

a solar shower as well the camp 365

comes with a gosund fusion this is our

hybrid solar oven this actually turns

into a water heater you can get a hot

shower in about 45 minutes with nothing

but sunshine and all you need to do is

just fill it up with water

and point it at the sun and let the sun

do the magic so as i mentioned this

camper is designed to be off-grid and

autonomous so you don't have to say

hooked up to water and power and the way

we do that is through a bunch of super

efficient appliances

we've got the power 1100 this is a

lithium ion battery that has all kinds

of ports and power outputs it can run

the appliances on the cam 365. the

cooler accessed right here so you can

fill that up with your drinks and food

before the trip it's got onboard dc and

ac power thanks again to uh to the

lithium-ion energy storage

and then it's got our flagship solar

oven the hybrid goes on fusion in the

nose cone you've kind of got access to

all your power and water and what's

interesting is even when this is closed

up in your garage

you can still access all these

components and all of them are also

designed to basically come out of the

camper so you can use them in your

regular daily life the cam 365 is an

ultra light rv at only 1800 pounds so

you can tow this with any vehicle with a

class one tow hitch this is a two inch

ball and it has automatic electric

brakes the standard seven pin connection

is uh the preferred so your vehicle

starts breaking and so does the cam 365

so you don't put that additional load we

also have the four pin connection too

depending on what vehicle you're driving

right here on the nose cone is where you

bring in shore power

so if you're wanting to charge the

battery on board if you're wanting to

run the air conditioner or heater this

guy brings in 30 amps at single phase

and then over here is where we bring in

all of our solar power so this is good

for 30 amps at roughly 12 volts for all

your solar there you have it this is the

go sun cam 365 a portable off-grid cabin

to help you get out on those adventures

and stay out longer it's everything you

need for a couple of weeks for water

power and all the appliances necessary

for pretty comfortable off-grid living

thanks so much for checking us out

i hope you feel the good energy

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT A

THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION OF AWOL OUTDOORS, INC.

The undersigned, being of full age and for the purpose of forming a corporation under Wisconsin Statutes Chapter 180, does hereby adopt the following articles of incorporation:

ARTICLE 1
Name

The name of this corporation shall be AWOL Outdoors, Inc.

ARTICLE 2
Registered Agent and Office

The registered agent of the corporation is Kevin McGregor. The address of this corporation's registered office in this state is 1683 50th Street, Somerset, Wisconsin 54025.

ARTICLE 3
Authorized Capital

The total authorized number of shares of capital stock of this corporation is 50,000,000 shares, of which 15,000,000 shares shall be nonvoting common stock and 35,000,000 shares shall be voting common stock, unless otherwise designated by the board of directors. All shares of the corporation's capital stock shall have a par value of $0.001 per share. The nonvoting common stock shall have rights in all respects equal to the rights of the voting common stock, except that, other than as expressly required by law, holders of the nonvoting common stock will not be entitled to any voting rights regarding any matters put to a vote of the shareholders. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE 4
Cumulative Voting Prohibition

Shareholders shall have no rights of cumulative voting for the election of directors.

ARTICLE 5
Preemptive Rights Prohibition

Except as may be provided in a written agreement authorized by the board of directors, shareholders shall have no rights, preemptive or otherwise, under Wisconsin Statutes Section 180.0630 (or similar provisions of future law) to acquire any part of any unissued shares of capital stock or other securities of this corporation or any rights to purchase shares or other securities of this corporation before the corporation may offer them to other persons.

ARTICLE 6
Limitation of Director Liability

A director of the corporation shall not be personally liable to the corporation or the shareholders of the corporation for monetary damages for breach of fiduciary duty as a director, except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Wisconsin Statutes Section 180.0833 or on the sale of unregistered securities or securities fraud under Wisconsin Statutes Section 180.0833; or (iv) liability for any transaction from which the director derived an improper personal benefit. If Wisconsin Statutes Chapter 180 hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by Wisconsin Statutes Chapter 180, as amended. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

ARTICLE 7
Directors Action by Written Consent

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting at which all directors were present, unless the action is one which requires the approval of the shareholders, in which case such action shall be effective by written action only if signed by, or consented to by authenticated electronic communication, all of the directors then in office.

ARTICLE 8
Shareholder Action by Written Consent

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.

ARTICLES OF RESTATEMENT
OF
AWOL OUTDOORS, INC.

The undersigned, the Chief Executive Officer of AWOL Outdoors, Inc., a Wisconsin corporation (the "**Corporation**"), hereby certifies the following on behalf of the Corporation, as required by Wisconsin Statutes, Section 180.1007(4):

1. The name of the Corporation is AWOL Outdoors, Inc.

2. The Articles of Incorporation of the Corporation have been amended and restated in their entirety to supersede and take the place of the Corporation's existing Second Amended and Restated Articles of Incorporation and any amendments thereto, and the Corporation's Articles of Incorporation shall hereafter be as set forth in the attached Exhibit A (the "**Third Amended and Restated Articles of Incorporation**").

3. The Third Amended and Restated Articles of Incorporation of the Corporation set forth in the attached Exhibit A contain an amendment requiring shareholder approval and have been adopted by the board of directors and shareholders of the Corporation on August 19, 2022 in accordance with Wisconsin Statutes Section 180.1003.

Dated: August 22, 2022

DocuSigned by:

1A390A0461AE407...

Kevin McGregor,
President and CEO

For Office

State of Wisconsin

Department of Financial Institutions

Endorsement

RESTATED ARTICLES OF INCORPORATION STOCK FOR-PROFIT CORPORATION - Ch. 180

AWOL OUTDOORS, INC.

Received Date: 8/29/2022

Filed Date: 8/30/2022

Filing Fee: $40.00

Expedited Fee: $25.00

Total Fee: $65.00

Entity ID#: A060977